Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in thousands)
Twelve Months Ended December 31, 2005

FIXED CHARGES:
Interest Expense	$43,175
Amortization of Debt Premium, Discount and Expense	837
Interest Component of Rentals	1,564

Total Fixed Charges	$45,576

EARNINGS:
Net Income before Dividends on Preferred Stock	$106,067
Add:
Income Taxes Applicable to Utility Operating Income	53,233
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	10,214
Total Fixed Charges	45,576

Total Earnings	$215,090

Ratio of Earnings to Fixed Charges	4.7